FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-4620

Crystallex International Corporation (Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Crystallex International Corporation (“Crystallex”) held an annual and special meeting of its shareholders on Friday, June 24, 2005. At this meeting, the shareholders:

1.      Re-elected the following persons as Crystallex's directors:

Robert A. Fung Michael J. H. Brown Todd Bruce C. William Longden Harry J. Near Marc J. Oppenheimer Johan C. van't Hof Armando F. Zullo

2.      Approved the appointment of Deloitte & Touche, Chartered Accountants, as Crystallex’s auditors at a remuneration to be fixed by the Board of Directors.

3.      Passed a resolution to amend Crystallex's Share Option Incentive Plan to change the maximum number of Crystallex’s common shares issued and issuable thereunder from 13,500,000 to 10% of Crystallex’s issued and outstanding common shares from time to time.

At the meeting of Crystallex’s Board of Directors held following the shareholders’ meeting, the Board of Directors granted a total of 455,000 options under Crystallex’s Incentive Share Option Plan to the following Directors:

Robert J. Fung	25,000
Todd Bruce	40,000
Marc J. Oppenheimer	55,000
Michael J. H. Brown	75,000
C. William Longden	65,000
Harry J. Near	65,000
Armando F. Zullo	55,000
Johan C. van’t Hof	75,000

Each such option expires on June 23, 2015, and has an exercise price of Cdn$4.65.

The Board also authorized the issuance of 2,688 common shares under Crystallex’s Directors Remuneration Plan to the each of the following Directors, for a total of 16,128 shares:

Michael J. H. Brown C. William Longden Marc J. Oppenheimer Harry J. Near Johan C. van't Hof Armando F. Zullo

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)

Date June 24, 2005	By: /s/ Daniel R. Ross (Signature)* Daniel R. Ross, Executive Vice President and Corporate Counsel * Print the name and title of the signing officer under his signature.